March 18, 2011

BY EDGAR

Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Station Place

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comment Letter dated February 18, 2011

Tele Norte Leste Participações S.A.

Form 20-F for Fiscal Year Ended December 31, 2009

Filed July 1, 2010

File No. 1-14487

Dear Mr. Spirgel:

As discussed with Melissa Hauber on a telephone conference today with representatives of our company and its auditors, we are continuing to work on the responses to your letter dated February 18, 2011 requesting additional information pertaining to the above-referenced filing. As discussed on this call, we expect to provide responses to your letter by March 25, 2011.

If you have any questions, please do not hesitate to contact me.

Very truly yours,

/s/ Tarso Rebello Dias
Tarso Rebello Dias
Treasury Director
Tele Norte Leste Participações S.A.

cc:	Melissa Hauber, Senior Staff Accountant

Robert S. Littlepage, Jr., Accounting Branch Chief

Securities and Exchange Commission